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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the third quarter ended September 30, 2019

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Revenues and Other Income

Operating revenues, net of royalties (note 4)	9 803	10 847	28 857	29 981

Other income (note 5)	93	16	534	60

	9 896	10 863	29 391	30 041

Expenses

Purchases of crude oil and products	3 402	3 901	9 309	10 804

Operating, selling and general	2 793	2 645	8 424	7 877

Transportation	378	348	1 075	957

Depreciation, depletion, amortization and impairment	1 484	1 504	4 459	4 319

Exploration	15	22	204	73

Gain on asset exchange and disposals (note 16)	(81)	(107)	(244)	(274)

Financing expenses (note 7)	433	85	562	1 190

	8 424	8 398	23 789	24 946

Earnings before Income Taxes	1 472	2 465	5 602	5 095

Income Tax Expense (Recovery)

Current	356	493	1 284	1 242

Deferred (note 15)	81	160	(916)	280

	437	653	368	1 522

Net Earnings	1 035	1 812	5 234	3 573

Other Comprehensive Income (Loss)

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	4	(66)	(144)	99

Items That Will Not be Reclassified to Earnings:

Actuarial gain (loss) on employee retirement benefit plans, net of income taxes	55	93	(258)	212

Other Comprehensive Income (Loss)	59	27	(402)	311

Total Comprehensive Income	1 094	1 839	4 832	3 884

Per Common Share (dollars) (note 8)

Net earnings – basic	0.67	1.12	3.34	2.19

Net earnings – diluted	0.67	1.11	3.34	2.18

Cash dividends	0.42	0.36	1.26	1.08

See accompanying notes to the condensed interim consolidated financial statements.
2019 THIRD QUARTER Suncor Energy Inc. 45

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	September 30 2019	December 31 2018

Assets

Current assets

Cash and cash equivalents	2 089	2 221

Accounts receivable	3 695	3 206

Inventories	3 682	3 159

Income taxes receivable	147	114

Total current assets	9 613	8 700

Property, plant and equipment, net (notes 3 and 12)	76 789	74 245

Exploration and evaluation	2 376	2 319

Other assets	1 289	1 126

Goodwill and other intangible assets	3 058	3 061

Deferred income taxes	210	128

Total assets	93 335	89 579

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	1 643	3 231

Current portion of long-term debt	—	229

Current portion of long-term lease liabilities (note 3)	297	—

Accounts payable and accrued liabilities	6 284	5 647

Current portion of provisions	709	667

Income taxes payable	1 126	535

Total current liabilities	10 059	10 309

Long-term debt	13 098	13 890

Long-term lease liabilities (note 3)	2 652	—

Other long-term liabilities	2 742	2 346

Provisions (note 11)	8 491	6 984

Deferred income taxes (note 15)	11 109	12 045

Equity	45 184	44 005

Total liabilities and shareholders' equity	93 335	89 579

See accompanying notes to the condensed interim consolidated financial statements.
46 2019 THIRD QUARTER Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Operating Activities

Net Earnings	1 035	1 812	5 234	3 573

Adjustments for:

Depreciation, depletion, amortization and impairment	1 484	1 504	4 459	4 319

Deferred income tax expense (recovery)	81	160	(916)	280

Accretion	66	67	205	199

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	133	(216)	(378)	402

Change in fair value of financial instruments and trading inventory	(28)	7	120	(31)

Gain on asset exchange and disposals (note 16)	(81)	(107)	(244)	(274)

Share-based compensation	66	38	(19)	(29)

Exploration	—	—	39	—

Settlement of decommissioning and restoration liabilities	(123)	(106)	(313)	(365)

Other	42	(20)	78	91

Decrease (increase) in non-cash working capital	461	1 231	(148)	(625)

Cash flow provided by operating activities	3 136	4 370	8 117	7 540

Investing Activities

Capital and exploration expenditures	(1 516)	(1 206)	(3 783)	(4 259)

Acquisitions (notes 13 and 14)	—	(14)	—	(1 205)

Proceeds from disposal of assets (note 16)	96	48	262	52

Other investments (note 16)	(35)	(32)	(134)	(116)

Decrease (increase) in non-cash working capital	389	(98)	383	290

Cash flow used in investing activities	(1 066)	(1 302)	(3 272)	(5 238)

Financing Activities

Net (decrease) increase in short-term debt	(572)	(1 230)	(1 527)	749

Net (decrease) increase in long-term debt	—	(19)	557	(54)

Lease liability payments	(88)	—	(230)	—

Issuance of common shares under share option plans	18	26	59	282

Purchase of common shares (note 9)	(756)	(889)	(1 822)	(1 887)

Distributions relating to non-controlling interest	(2)	(2)	(6)	(4)

Dividends paid on common shares	(650)	(582)	(1 970)	(1 759)

Cash flow used in financing activities	(2 050)	(2 696)	(4 939)	(2 673)

Increase (Decrease) in Cash and Cash Equivalents	20	372	(94)	(371)

Effect of foreign exchange on cash and cash equivalents	8	(23)	(38)	31

Cash and cash equivalents at beginning of period	2 061	1 983	2 221	2 672

Cash and Cash Equivalents at End of Period	2 089	2 332	2 089	2 332

Supplementary Cash Flow Information

Interest paid	133	88	639	501

Income taxes paid (received)	482	(2)	880	662

See accompanying notes to the condensed interim consolidated financial statements.
2019 THIRD QUARTER Suncor Energy Inc. 47

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2017	26 606	567	809	17 401	45 383	1 640 983

Net earnings	—	—	—	3 573	3 573	—

Foreign currency translation adjustment	—	—	99	—	99	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $78	—	—	—	212	212	—

Total comprehensive income	—	—	99	3 785	3 884	—

Issued under share option plans	354	(72)	—	—	282	7 833

Purchase of common shares for cancellation (note 9)	(609)	—	—	(1 278)	(1 887)	(37 700)

Change in liability for share purchase commitment (note 9)	(38)	—	—	(103)	(141)	—

Share-based compensation	—	38	—	—	38	—

Dividends paid on common shares	—	—	—	(1 759)	(1 759)	—

At September 30, 2018	26 313	533	908	18 046	45 800	1 611 116

At December 31, 2018	25 910	540	1 076	16 479	44 005	1 584 484

At January 1, 2019	25 910	540	1 076	16 479	44 005	1 584 484

Adoption of IFRS 16 impact (note 3)	—	—	—	14	14	—

At January 1, 2019, adjusted	25 910	540	1 076	16 493	44 019	1 584 484

Net earnings	—	—	—	5 234	5 234	—

Foreign currency translation adjustment	—	—	(144)	—	(144)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $89	—	—	—	(258)	(258)	—

Total comprehensive (loss) income	—	—	(144)	4 976	4 832	—

Issued under share option plans	76	(16)	—	—	60	1 737

Purchase of common shares for cancellation (note 9)	(722)	—	—	(1 100)	(1 822)	(44 158)

Change in liability for share purchase commitment (note 9)	17	—	—	6	23	—

Share-based compensation	—	42	—	—	42	—

Dividends paid on common shares	—	—	—	(1 970)	(1 970)	—

At September 30, 2019	25 281	566	932	18 405	45 184	1 542 063

See accompanying notes to the condensed interim consolidated financial statements.
48 2019 THIRD QUARTER Suncor Energy Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing, primarily under the Petro-Canada brand.

The address of the company's registered office is 150 – 6 Avenue S.W., Calgary, Alberta, Canada T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements of the company for the year ended December 31, 2018.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2018. Adoption of the new accounting pronouncements are described in note 3.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2018.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.

3. NEW IFRS STANDARDS

(a) Adoption of New IFRS Standards

IFRS 16 Leases

Effective January 1, 2019, the company adopted IFRS 16 Leases (IFRS 16) which replaces IAS 17 Leases (IAS 17) and requires the recognition of most leases on the balance sheet. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees with optional exemptions for short-term leases where the term is twelve months or less. The accounting treatment for lessors remains essentially unchanged, with the requirement to classify leases as either finance or operating.

The company has selected the modified retrospective transition approach, electing to adjust opening retained earnings with no restatement of comparative figures. As such, comparative information continues to be reported under IAS 17 and International Financial Reporting Interpretations Committee (IFRIC) 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16 and the impact of the change is disclosed below.

2019 THIRD QUARTER Suncor Energy Inc. 49

The company's accounting policy under IFRS 16 is as follows:

At inception of a contract, the company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term, where judgment is applied to determine the lease term of the lease contracts in which the company has a renewal option, using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. In addition, the right-of-use assets may be periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company's incremental borrowing rate. The company uses its incremental borrowing rate as the discount rate. Lease payments include fixed payments, and variable payments that are based on an index or a rate.

Cash payments for the principal portion of the lease liability are presented within the financing activities and the interest portion of the lease liability is presented within the operating activities of the statement of cash flows. Short-term lease payments and variable lease payments not included in the measurement of the lease liability are presented within the operating activities of the statement of cash flows.

The lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the company's estimate of the amount expected to be payable under a residual value guarantee, or if the company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Under IAS 17

In the comparative period, the company classified leases that transfer substantially all of the risks and rewards of ownership as finance leases. When this was the case, the leased assets were measured initially at an amount equal to the lower of their fair value and the present value of minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent.

Subsequently, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases were classified as operating leases and were not recognized in the company's statement of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense over the term of the lease.

As part of the initial application of IFRS 16, the company also chose to apply the following transitional provisions:

Right-of-use assets are measured at:

•
An amount equal to the lease liability on January 1, 2019, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of transition.

The company applied the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•
Adjusted the right-of-use assets by the amount of any provision for onerous leases recognized in the balance sheet immediately before the date of initial application, as an alternative to performing an impairment review.

•
Elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases with a short-term remaining life upon adoption. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

•
Accounted for each lease component and any non-lease components as a single lease component for storage tanks.

•
Used hindsight to determine the lease term if the contract contained options to extend or terminate the lease.
50 2019 THIRD QUARTER Suncor Energy Inc.

The following table reconciles the company's operating lease obligations at December 31, 2018, as previously disclosed in the company's consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019.

Reconciliation

($ millions)	January 1 2019

Operating leases as at December 31, 2018(1)	2 457

Exemption for short-term leases	(42)

Discounting	(623)

Additional lease liabilities recognized due to adoption of IFRS 16 as at January 1, 2019	1 792

(1)
Undiscounted lease commitments.

The following table summarizes the impact of adopting IFRS 16 on the company's consolidated balance sheets at January 1, 2019. Prior period amounts have not been restated. The effects of the transition have been recognized through retained earnings in equity.

($ millions) increase (decrease)	December 31 2018	Adjustments due to IFRS 16	January 1 2019

Assets

Current assets

Accounts receivable	3 206	(2)	3 204

Property, plant and equipment, net	74 245	(1 267)	72 978

Right-of-use assets, net	—	3 059	3 059

Liabilities and Shareholders' Equity

Current liabilities

Current portion of long-term debt	229	(38)	191

Current portion of lease liabilities	—	276	276

Current portion of provisions	667	(1)	666

Long-term debt	13 890	(1 222)	12 668

Long-term lease liabilities	—	2 777	2 777

Other long-term liabilities	2 346	(1)	2 345

Provisions	6 984	(20)	6 964

Deferred income taxes	12 045	5	12 050

Equity	44 005	14	44 019

For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 were determined as the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

The lease liabilities recognized in accordance with IFRS 16 were discounted using the company's incremental borrowing rate upon adoption. The weighted average rate of additional leases recognized in accordance with IFRS 16 was 3.85% as at January 1, 2019.

2019 THIRD QUARTER Suncor Energy Inc. 51

4. SEGMENTED INFORMATION (1)(2)

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Revenues and Other Income

Gross revenues	3 472	3 498	746	949	5 912	6 722	5	4	10 135	11 173

Intersegment revenues	1 129	1 317	—	—	17	30	(1 146)	(1 347)	—	—

Less: Royalties	(235)	(161)	(97)	(165)	—	—	—	—	(332)	(326)

Operating revenues, net of royalties	4 366	4 654	649	784	5 929	6 752	(1 141)	(1 343)	9 803	10 847

Other income (loss)	63	21	15	(8)	13	10	2	(7)	93	16

	4 429	4 675	664	776	5 942	6 762	(1 139)	(1 350)	9 896	10 863

Expenses

Purchases of crude oil and products	284	378	—	—	4 276	4 765	(1 158)	(1 242)	3 402	3 901

Operating, selling and general	2 009	1 855	129	127	531	519	124	144	2 793	2 645

Transportation	344	308	19	20	30	36	(15)	(16)	378	348

Depreciation, depletion, amortization and impairment	1 037	1 077	220	240	209	172	18	15	1 484	1 504

Exploration	2	3	13	19	—	—	—	—	15	22

Gain on asset exchange and disposals	(3)	(106)	(77)	—	(1)	(1)	—	—	(81)	(107)

Financing expenses (income)	94	62	20	17	6	(2)	313	8	433	85

	3 767	3 577	324	423	5 051	5 489	(718)	(1 091)	8 424	8 398

Earnings (Loss) before Income Taxes	662	1 098	340	353	891	1 273	(421)	(259)	1 472	2 465

Income Tax Expense (Recovery)

Current	95	155	102	161	204	299	(45)	(122)	356	493

Deferred	62	121	19	(30)	19	42	(19)	27	81	160

	157	276	121	131	223	341	(64)	(95)	437	653

Net Earnings (Loss)	505	822	219	222	668	932	(357)	(164)	1 035	1 812

Capital and Exploration Expenditures	1 000	770	293	245	202	180	21	11	1 516	1 206

(1)
The company adopted IFRS 16 on January 1, 2019 using the modified retrospective transition approach and, therefore, prior periods have not been restated. Refer to note 3 for further information.

(2)
Beginning in the first quarter of 2019, results from the company's Energy Trading business are included within each of the respective operating business segments to which the respective trading activity relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment. Prior periods have been restated to reflect this change. The results from the company's Renewable Energy business are included within the Corporate and Eliminations segment.
52 2019 THIRD QUARTER Suncor Energy Inc.

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Revenues and Other Income

Gross revenues	10 676	9 671	2 677	3 098	16 694	18 037	19	19	30 066	30 825

Intersegment revenues	3 246	2 923	—	—	65	74	(3 311)	(2 997)	—	—

Less: Royalties	(774)	(331)	(435)	(513)	—	—	—	—	(1 209)	(844)

Operating revenues, net of royalties	13 148	12 263	2 242	2 585	16 759	18 111	(3 292)	(2 978)	28 857	29 981

Other income (loss)	74	89	410	(66)	42	(22)	8	59	534	60

	13 222	12 352	2 652	2 519	16 801	18 089	(3 284)	(2 919)	29 391	30 041

Expenses

Purchases of crude oil and products	961	1 048	—	—	11 319	12 700	(2 971)	(2 944)	9 309	10 804

Operating, selling and general	6 042	5 579	391	352	1 597	1 505	394	441	8 424	7 877

Transportation	968	825	59	66	86	106	(38)	(40)	1 075	957

Depreciation, depletion, amortization and impairment	3 089	3 005	702	768	612	500	56	46	4 459	4 319

Exploration	114	30	90	43	—	—	—	—	204	73

Gain on asset exchange and disposals	(13)	(107)	(228)	(162)	(3)	(5)	—	—	(244)	(274)

Financing expenses	237	218	48	29	33	9	244	934	562	1 190

	11 398	10 598	1 062	1 096	13 644	14 815	(2 315)	(1 563)	23 789	24 946

Earnings (Loss) before Income Taxes	1 824	1 754	1 590	1 423	3 157	3 274	(969)	(1 356)	5 602	5 095

Income Tax (Recovery) Expense

Current	244	170	526	616	757	791	(243)	(335)	1 284	1 242

Deferred	(675)	262	(103)	(115)	(42)	91	(96)	42	(916)	280

	(431)	432	423	501	715	882	(339)	(293)	368	1 522

Net Earnings (Loss)	2 255	1 322	1 167	922	2 442	2 392	(630)	(1 063)	5 234	3 573

Capital and Exploration Expenditures	2 440	2 883	789	661	504	667	50	48	3 783	4 259

(1)
The company adopted IFRS 16 on January 1, 2019 using the modified retrospective transition approach and, therefore, prior periods have not been restated. Refer to note 3 for further information.

(2)
Beginning in the first quarter of 2019, results from the company's Energy Trading business are included within each of the respective operating business segments to which the respective trading activity relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment. Prior periods have been restated to reflect this change. The results from the company's Renewable Energy business are included within the Corporate and Eliminations segment.
2019 THIRD QUARTER Suncor Energy Inc. 53

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:

Three months ended September 30	2019			2018
($ millions)	North America	International	Total	North America	International	Total

Oil Sands

SCO and diesel	3 308	—	3 308	3 554	—	3 554

Bitumen	1 293	—	1 293	1 261	—	1 261

	4 601	—	4 601	4 815	—	4 815

Exploration and Production

Crude oil and natural gas liquids	393	352	745	488	458	946

Natural gas	—	1	1	—	3	3

	393	353	746	488	461	949

Refining and Marketing

Gasoline	2 704	—	2 704	3 120	—	3 120

Distillate	2 401	—	2 401	2 696	—	2 696

Other	824	—	824	936	—	936

	5 929	—	5 929	6 752	—	6 752

Corporate and Eliminations

	(1 141)	—	(1 141)	(1 343)	—	(1 343)

Total Revenue from Contracts with Customers	9 782	353	10 135	10 712	461	11 173

Nine months ended September 30	2019			2018
($ millions)	North America	International	Total	North America	International	Total

Oil Sands

SCO and diesel	10 246	—	10 246	9 423	—	9 423

Bitumen	3 676	—	3 676	3 171	—	3 171

	13 922	—	13 922	12 594	—	12 594

Exploration and Production

Crude oil and natural gas liquids	1 391	1 282	2 673	1 454	1 631	3 085

Natural gas	—	4	4	3	10	13

	1 391	1 286	2 677	1 457	1 641	3 098

Refining and Marketing

Gasoline	7 470	—	7 470	8 428	—	8 428

Distillate	7 039	—	7 039	7 220	—	7 220

Other	2 250	—	2 250	2 463	—	2 463

	16 759	—	16 759	18 111	—	18 111

Corporate and Eliminations

	(3 292)	—	(3 292)	(2 978)	—	(2 978)

Total Revenue from Contracts with Customers	28 780	1 286	30 066	29 184	1 641	30 825

(1)
The company adopted IFRS 16 on January 1, 2019 using the modified retrospective transition approach and, therefore, prior periods have not been restated. Refer to note 3 for further information.

(2)
Beginning in the first quarter of 2019, results from the company's Energy Trading business are included within each of the respective operating business segments to which the respective trading activity relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment. Prior periods have been restated to reflect this change. The results from the company's Renewable Energy business are included within the Corporate and Eliminations segment.
54 2019 THIRD QUARTER Suncor Energy Inc.

5. OTHER INCOME

Other income consists of the following:

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Energy trading activities

Unrealized gains recognized in earnings	49	70	159	91

Losses on inventory valuation	(11)	(30)	(46)	(11)

Risk management activities(1)	44	(21)	(2)	(90)

Investment and interest income	36	9	86	15

Insurance proceeds(2)	—	—	397	33

Other	(25)	(12)	(60)	22

	93	16	534	60

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments.

(2)
Nine months ended September 30, 2019 includes insurance proceeds for Libyan assets within the Exploration and Production segment (note 16) and nine months ended September 2019 and 2018 includes insurance proceeds for Syncrude within the Oil Sands segment.

6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense for all plans recorded within Operating, Selling and General expense:

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Equity-settled plans	9	8	42	38

Cash-settled plans	58	36	211	277

	67	44	253	315

7. FINANCING EXPENSES

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Interest on debt	205	230	617	673

Interest on lease liabilities (note 3)	42	—	130	—

Capitalized interest	(29)	(26)	(85)	(128)

Interest expense	218	204	662	545

Interest on partnership liability	13	14	41	42

Interest on pension and other post-retirement benefits	15	14	45	43

Accretion	66	67	205	199

Foreign exchange loss (gain) on U.S. dollar denominated debt	133	(216)	(378)	402

Operational foreign exchange and other	(12)	2	(13)	(41)

	433	85	562	1 190

2019 THIRD QUARTER Suncor Energy Inc. 55

During the second quarter of 2019, the company re-paid its US$140 million (book value of $188 million) senior unsecured notes at maturity, with a coupon of 7.75%, for US$145 million ($195 million), including US$5 million ($7 million) of accrued interest.

In May 2019, the company issued $750 million of senior unsecured Series 6 Medium Term Notes maturing on May 24, 2029. The Series 6 Medium Term Notes have a coupon of 3.10% and were priced at $99.761 per $100 principal amount for an effective yield of 3.128%. Interest is paid semi-annually.

8. EARNINGS PER COMMON SHARE

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Net earnings	1 035	1 812	5 234	3 573

(millions of common shares)

Weighted average number of common shares	1 552	1 620	1 566	1 631

Dilutive securities:

Effect of share options	2	8	3	7

Weighted average number of diluted common shares	1 554	1 628	1 569	1 638

(dollars per common share)

Basic earnings per share	0.67	1.12	3.34	2.19

Diluted earnings per share	0.67	1.11	3.34	2.18

9. NORMAL COURSE ISSUER BID

On May 1, 2018, the company announced its intention to renew its existing normal course issuer bid (the 2018 NCIB) to continue to repurchase shares through the facilities of the Toronto Stock Exchange (TSX), New York Stock Exchange (NYSE) and/or alternative trading platforms. Pursuant to the 2018 NCIB, the company was permitted to purchase for cancellation up to 52,285,330 of its common shares between May 4, 2018 and May 3, 2019. On November 14, 2018, Suncor announced an amendment to the 2018 NCIB, effective as of November 19, 2018, which allowed the company to increase the maximum number of aggregate common shares that it was permitted to repurchase for cancellation between May 4, 2018 and May 3, 2019 to 81,695,830.

On May 1, 2019, the company announced its intention to renew its existing normal course issuer bid (the 2019 NCIB) to continue to repurchase shares under its previously announced buyback program through the facilities of the TSX, NYSE and/or alternative trading platforms. Pursuant to the 2019 NCIB, the company is permitted to purchase for cancellation up to 50,252,231 of its common shares between May 6, 2019 and May 5, 2020.

During the third quarter of 2019, the company repurchased 19.2 million common shares under the 2019 NCIB at an average price of $39.38 per share, for a total repurchase cost of $756 million.

56 2019 THIRD QUARTER Suncor Energy Inc.

The following table summarizes the share repurchase activities during the period:

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2019	2018	2019	2018

Share repurchase activities (thousands of common shares)

Shares repurchased	19 206	16 841	44 158	37 700

Amounts charged to

Share capital	316	272	722	609

Retained earnings	440	617	1 100	1 278

Share repurchase cost	756	889	1 822	1 887

Under an automatic repurchase plan agreement with an independent broker, the company recorded the following liability for share repurchases that could have taken place during its internal blackout period:

($ millions)	September 30 2019	December 31 2018

Amounts charged to

Share capital	94	111

Retained earnings	146	152

Liability for share purchase commitment	240	263

10. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

•
Energy Trading Derivatives – The company's Energy Trading group uses physical and financial energy derivative contracts, including swaps, forwards and options to earn trading revenues.

•
Risk Management Derivatives – The company periodically enters into derivative contracts in order to manage exposure to interest rates, commodity price and foreign exchange movements, and which are a component of the company's overall risk management program.

The changes in the fair value of non-designated Energy Trading and Risk Management derivatives are as follows:

($ millions)	Energy Trading	Risk Management	Total

Fair value outstanding at December 31, 2018	1	59	60

Cash Settlements – received during the year	(195)	(36)	(231)

Unrealized gains (losses) recognized in earnings during the year (note 5)	159	(2)	157

Fair value outstanding at September 30, 2019	(35)	21	(14)

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a

2019 THIRD QUARTER Suncor Energy Inc. 57

hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at September 30, 2019, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at September 30, 2019:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	14	74	—	88

Accounts payable	(28)	(74)	—	(102)

	(14)	—	—	(14)

During the third quarter of 2019, there were no transfers between Level 1 and Level 2 fair value measurements.

Non-Derivative Financial Instruments

At September 30, 2019, the carrying value of fixed-term debt accounted for under amortized cost was $13.1 billion (December 31, 2018 – $12.9 billion) and the fair value was $16.3 billion (December 31, 2018 – $14.2 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

11. PROVISIONS

Suncor's decommissioning and restoration provision increased by $1.5 billion for the nine months ended September 30, 2019. The increase was primarily due to a decrease in the credit-adjusted risk-free interest rate to 3.10% (December 31, 2018 – 4.20%). This increase was partially offset by the liabilities settled during the period.

12. RIGHT-OF-USE ASSETS AND LEASES

The company has lease contracts which include storage tanks, pipelines, railway cars, vessels, buildings, land and mobile equipment for the purpose of production, storage and transportation of crude oil and related products.

Right-of-use (ROU) assets within property, plant and equipment:

($ millions)	September 30 2019

Property, plant and equipment, net – excluding ROU assets	73 863

ROU assets	2 926

76 789

58 2019 THIRD QUARTER Suncor Energy Inc.

The following table presents the ROU assets by asset class:

($ millions)	Plant and Equipment

Cost

At January 1, 2019	3 326

Additions and adjustments	123

Foreign exchange	(3)

At September 30, 2019	3 446

Accumulated provision

At January 1, 2019	267

Depreciation	253

At September 30, 2019	520

Net ROU assets

At January 1, 2019	3 059

At September 30, 2019	2 926

13. FORT HILLS

During the first quarter of 2018, Suncor acquired an additional 1.05% interest in the Fort Hills project for consideration of $145 million. The additional interest was an outcome of the commercial dispute settlement agreement reached among the Fort Hills partners in December 2017. Teck Resources Limited (Teck) also acquired an additional 0.42% in the project. Suncor's share in the project has increased to 54.11% and Teck's has increased to 21.31%, with Total E&P Canada Ltd.'s share decreasing to 24.58%.

14. ACQUISITION OF ADDITIONAL OWNERSHIP INTEREST IN THE SYNCRUDE PROJECT

On February 23, 2018, Suncor completed the purchase of an additional 5% working interest in the Syncrude project from Mocal Energy Limited for $923 million cash. Suncor's share in the Syncrude project has increased to 58.74%.

The acquisition has been accounted for as a business combination using the acquisition method. The purchase price allocation is based on management's best estimates of fair values of Syncrude's assets and liabilities as at February 23, 2018.

($ millions)

Accounts receivable	2

Inventory	15

Property, plant and equipment	998

Exploration and evaluation	163

Total assets acquired	1 178

Accounts payable and accrued liabilities	(51)

Employee future benefits	(33)

Decommissioning provision	(169)

Deferred income taxes	(2)

Total liabilities assumed	(255)

Net assets acquired	923

2019 THIRD QUARTER Suncor Energy Inc. 59

The fair values of accounts receivable and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.

The additional working interest in Syncrude contributed $182 million to gross revenues and a $11 million net loss to consolidated net earnings (loss) from the acquisition date to September 30, 2018.

Had the acquisition occurred on January 1, 2018, the additional working interest would have contributed an additional $64 million to gross revenues and $4 million to consolidated net earnings, which would have resulted in gross revenues of $30.89 billion and consolidated net earnings of $3.58 billion for the nine months ended September 30, 2018.

15. INCOME TAXES

In the second quarter of 2019, Suncor recognized a deferred income tax recovery of $1.116 billion related to a decrease in the Alberta corporate tax rate from 12% to 8%. The tax rate decrease will be phased in as follows: 11% effective July 1, 2019, 10% effective January 1, 2020, 9% effective January 1, 2021, and 8% effective January 1, 2022. The deferred income tax recovery of $1.116 billion was comprised of $910 million recovery in the Oil Sands segment, $88 million recovery in the Refining and Marketing segment, $70 million recovery in the Exploration and Production segment and $48 million recovery in the Corporate and Eliminations segment.

16. OTHER TRANSACTIONS

In the third quarter of 2019, the company recognized a gain on sale of $65 million ($48 million after-tax) in the Exploration and Production segment related to the sale of its non-core Australian assets.

On June 28, 2019, the company completed a transaction to sell its 37% equity interest in Canbriam Energy Inc. (Canbriam) and recognized a gain on sale for the full proceeds of $151 million ($139 million after-tax) in the Exploration and Production segment. The investment in Canbriam was acquired early in 2018 through the exchange of Suncor's northeast British Columbia mineral landholdings, including associated production, and consideration of $52 million.

During the first quarter of 2019, the company received $363 million in insurance proceeds for its Libyan assets ($264 million after-tax). The proceeds may be subject to a provisional repayment, which may be dependent on the future performance and cash flows from Suncor's Libyan assets.

On September 29, 2018, Suncor along with the other working interest partners in the Joslyn Oil Sands Mining Project agreed to sell 100% of their respective working interests to Canadian Natural Resources Limited for gross proceeds of $225 million, $82.7 million net to Suncor. Suncor held a 36.75% working interest in Joslyn prior to the transaction. The working-interest partners received cash proceeds of $100 million ($36.8 million net to Suncor) upon closing with the remaining $125 million ($45.9 million net to Suncor) to be received in equal instalments over the next five years. As a result, Suncor has recorded a long-term receivable of $36.7 million within the Other Assets line item and the first instalment of $9.2 million is recorded within the Accounts Receivable line item. The transaction resulted in a gain of $83 million in the Oil Sands segment.

On May 31, 2018, the company completed the previously announced transaction to acquire a 17.5% interest in the Fenja development project in Norway from Faroe Petroleum Norge AS for acquisition costs of US$55 million (approximately $70 million), plus interim settlement costs of $22 million under the acquisition method. This project was sanctioned by its owners in December 2017.

60 2019 THIRD QUARTER Suncor Energy Inc.

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EXHIBIT 99.3